Comparison of Five-Year Cumulative Total Return*

NN, Inc., Standard & Poors 500 and Machinery Index

(Performance Results Through 12/31/04)



Assumes $100 invested at the close of trading on 12/99 in NN, Inc. Common Stock, Standard & Poors 500 and Machinery Index.

*Cumulative total return assumes reinvestment of dividends.